# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Visium Technologies, Inc., CIK 0001082733
CUSIP: 92836G309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4094 MAJESTIC LANE, SUITE360, FAIRFAX, Virginia (VA), 22033
Date of event which requires filing of this statement: 04/09/2026
Filed by CIK 0001746470
Persons authorized to receive notices and communications: Paul R. Taylor, 6528 Somerset Circle, Boca Raton, Florida (FL), 33484, (561) 245-0310

## Reporting persons
- Paul Richard Taylor (CIK 0001746470): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 34,453,488; shared voting power 34,453,488; sole dispositive power 34,453,488; shared dispositive power 34,453,488; aggregate amount beneficially owned 34,453,488 (3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Visium Technologies, Inc.
Address of issuer's principal executive offices: 4094 MAJESTIC LANE, SUITE360, FAIRFAX, Virginia (VA), 22033

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Paul R. Taylor (the "Reporting Person")
Residence or business address: Business address: 6528 Somerset Circle, Boca Raton, Florida 33484.
Present principal occupation or employment: Present principal occupation: The Reporting Person is the incoming Chief Executive Officer and Chairman of the Board of the Issuer pursuant to the fully executed amended Chairman and CEO Agreement dated March 28, 2026 (effective at Closing).
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: The Reporting Person is a citizen of Great Britain. During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired beneficial ownership of the securities reported herein as follows: (a) Participation pari passu in the 40% Series E Preferred Stock issuance and the pari passu 8% staff-option grant under the Issuer's equity incentive plan, each as described in Section 3 of the LOI. (c) No borrowed funds were used; all consideration was services previously rendered and/or equity compensation tied to the Issuer's acquisition of ConnexUs AI (DE).

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the securities in connection with the Issuer's acquisition of 100% of the equity of ConnexUs AI (DE) pursuant to the Stock Purchase Agreement to be executed under the terms of the revised LOI dated March 29, 2026. The transaction includes (i) the Florida ARPRT LLC RAGbox.co IP isolation (Ringfence 2) in which the Reporting Person holds sole manager and 30% membership interest, (iii) the Reporting Person's appointment as CEO and Chairman, and (iv) related governance, capitalization, and GAAP-compliant restructurings. The purpose is to facilitate the acquisition, eliminate legacy dilution overhang, preserve SEC Regulation S-K Item 303/701/703 disclosure integrity, and position the Issuer for post-transaction growth. The Reporting Person has no present plans or proposals to acquire additional securities or to effect any extraordinary corporate transaction except as contemplated by the LOI and Definitive Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person is the beneficial owner of 8.11% pari passu shares of 40% Series E Preferred Stock, representing approximately 40% of the Issuers Common Stock of the fully-diluted equity on an as-converted basis.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over the shares reported in (a), subject to the 4.99% beneficial-ownership cap and full-ratchet anti-dilution provisions attaching to the Series E Preferred and the ARPRT LLC license agreement.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person is party to (i) the amended Chairman and CEO Agreement dated March 28, 2026, (ii) the March 29, 2026 LOI (incorporated by reference), (iii) the ARPRT LLC operating agreement granting the Reporting Person a 30% membership interest and strategic and overall managerial control rights over the RAGbox.co IP non-exclusively licensed to the Issuer, and (iv) the Issuer's equity incentive plan governing the 8% staff options. Except as described herein or in the exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Letter of Intent dated March 29, 2026 (incorporated by reference).
2. Amended Chairman and CEO Agreement dated March 28, 2026.
3. ARPRT LLC Operating Agreement (TBA).
4. Joint Filing Agreement (if group filing required).

## Signatures
- Paul Richard Taylor: /s/ Paul R. Taylor, Chairman and CEO (04/09/2026)